中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made by the Company pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I. Estimated results of the period:

1. Period to which the estimated results apply: 1 January 2010 to 30 June 2010
2. Estimated results: the net profits of the Company are expected to be increased by over 5000% when compared to corresponding period in the last year.

   China Southern Airlines Company Limited (the "Company") estimated the interim results of 2010 in accordance with the "China Accounting Standards for Business Enterprises" and expects that the net profits attributable to equity holders of the company will be increased by over 5000% when compared to corresponding period in the last year. Details of the same will be disclosed in the interim report of 2010 of the Company.

3. The estimated results have not yet been audited by certified auditors.

II. Results for the corresponding period in the last year:

1. Net profit attributable to equity holders of the company: RMB 38 million.
2. Earning per share: RMB 0.006.

III. Explanation:

During the accounting period, the demand for aviation and transportation services increased gradually as a result of rapid domestic economic rebound. The Company actively boosted its revenue level by taking advantage of such improved market and achieved the steady growth of its operational efficiency. Further, the net profit attributable to the equity holders of the company for the first half year of 2010 was substantially increased, due to the completion of the disposal of its equity interest in MTU Maintenance Zhuhai Co. Ltd. and a lower base figure for the corresponding period in 2009.

IV. Other Related Matters

Details relating to the financial figures of the Company for the first half year of 2010 will be disclosed in the 2010 interim report of the Company. In addition, the total number of issued shares of the Company has been increased from 6,561,267,000 to 8,003,567,000 when compared to corresponding period in the last year. Investors are reminded to consider the risks involved in making investment decisions.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

28 July 2010

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.